ACCELERATE3D INC.

Unaudited Financial Statements for the

Year Ending December 31, 2021

ACCELERATE3D INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

ASSETS

Current Assets		
Cash and cash equivalents	$	169,300
Accounts receivable		150
Total current assets		169,450
Property and equipment, net		15,367
Intangible assets, net		14,281
Total assets	$	199,098

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	672
Accrued interest		14,603
Convertible notes, current		100,000
Total current liabilities		115,275
Convertible notes		30,000
Convertible SAFE notes		215,408
Total liabilities		360,683

STOCKHOLDERS' EQUITY

Common stock		543
Additional paid-in capital		65,207
Accumulated deficit		(227,335)
Total stockholders' equity		(161,585)
Total liabilities and stockholders' equity	$	199,098

ACCELERATE3D INC.
STATEMENT OF OPERATIONS
For Year Ending December 31, 2021
(Unaudited)

Revenues	$	3,710
Cost of revenues		104
Gross profit		3,606
Operating expenses		
General and administrative		27,152
Sales and marketing		38,536
Salaries and wages		15,765
Depreciation and amortization		39,107
Total operating expenses		120,560
Net operating loss		(116,954)
Other income		6,800
Interest expense		(7,329)
Net loss	$	(117,483)

ACCELERATE3D INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Year Ending December 31, 2021
(Unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance as of January 1, 2021	5,373,181	$ 537	$ 20,871	$ (109,852)	$ (88,444)
Issuance of common stock	60,856	6	(6)	-	-
Shareholder asset contribution	-	-	43,400	-	43,400
Stock-based compensation	-	-	942	-	942
Net loss	-	-	-	(117,483)	(117,483)
Balance as of December 31, 2021	5,434,037	543	65,207	(227,335)	(161,585)

ACCELERATE3D INC.
STATEMENT OF CASH FLOWS
For Year Ending December 31, 2021
(Unaudited)

Cash Flows from Operating Activities

Net loss	$ (117,483)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Depreciation and amortization	39,107
Stock-based compensation	942
Donated equipment	(6,800)
Changes in operating assets and liabilities:	
(Increase) Decrease in accounts receivable	(150)
Increase (Decrease) in accounts payable	672
Increase (Decrease) in accrued interest	7,329
Net cash used in operating activities	(76,383)

Investing Activities   -

Financing Activities

Issuance of convertible SAFE notes	215,408
Issuance of convertible notes	30,000
Net change in cash from financing activities	245,408
Net change in cash and cash equivalents	169,025
Cash and cash equivalents at beginning of period	275
Cash and cash equivalents at end of period	$ 169,300

Supplemental Disclosure of Cash Flow Information

Non-cash shareholder's contribution of equipment	$ 43,300

ACCELERATE3D INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Accelerate3D Inc. (the "Company", "we," "us," or "our"), was originally formed on September 8, 2015 as a Texas limited liability, ATX3D Machines LLC, then converting to a Delaware corporation on January 8, 2018 (formally ATX3D Machines Inc. and Accelerated3D Machines Inc.). The Company earns revenue through 3D printing services for both prototype and production-scale work creating final use parts and components. Future plans include the development of a nationwide network of micro factories to provide local production to reduce shipping time and costs for its customers. The Company is headquarters in Austin, Texas.

The Company has relied on the issuance of loans and contributions from shareholders to fund its operations. For the year ended December 31, 2021, the Company had net operating losses and will likely incur additional losses prior to generating positive net income. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include collectability of accounts receivable, useful lives and impairment review of long-term assets, valuation of stock based-compensation, debt and equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company is highly dependent on senior management, and failure to retain key members of senior management could have a material adverse effect on us. The Company is highly dependent on the performance and continued efforts of our senior management team. Its future success is dependent on our ability to continue to attract and retain qualified executive officers and senior management. Any inability to manage its operations effectively could have a material adverse effect on our business, financial condition, operating results, or cash flows.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Intangible Assets

Intangible assets with a finite life consist of intellectual property and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over a ten-year period.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets that is five years for equipment.

The Company reviews the carrying value of long-term assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Stock-Based Compensation

On January 10, 2019, the Company approved its 2019 Equity Incentive Plan (the "Plan") which authorized the reserve of 500,000 shares of the Company's common stock. The Plan is administered by the board of directors.

Under the Plan, the board of directors is authorized to grant awards to attract and retain personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, and consultants, and to promote success of the Company's business. The Plan provides for the issuance of incentive stock options ("ISO's"), nonstatutory stock options ("NSO's"), stock appreciation rights ("SAR's"), restricted stock, and restricted stock units ("RSU's"). The options are exercisable over a ten-year term and vest over periods ranging from one year to four years.

During the year ended December 31, 2021, the Company granted 11,358 stock options. As of December 31, 2021, there were 175,014 shares of common stock available for issuance under the Plan.

Stock-based payments, including grants of restricted stock units and stock option awards, are recognized as expense in the statements of operations based on their grant date fair values over the vesting service period. Grant date fair value is estimated using an option-pricing model with inputs including the estimated fair value of the underlying stock, strike price, estimated volatility, maturity, and estimated risk free interest rate. Stock-based compensation expense was $942 for the year ended December 31, 2021.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. NOLs are limited to 80% of taxable income generated in future years.

Revenue Recognition

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied, which is generally upon delivery to the customer. The Company generates revenues by providing 3D printing and design services.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

Advertising costs are expensed as incurred.

NOTE 3 – Property and Equipment

As of December 31, 2021, property and equipment consisted of the following:

Property and equipment		
Computer equipment	$	50,200
Less accumulated depreciation		(34,833)
Property and equipment, net	$	15,367

NOTE 4 – INTANGIBLE ASSETS

As of December 31, 2021, intangible assets consisted of the following:

Intangible Assets		
Intellectual property	$	18,555
Less accumulated amortization		(4,274)
Intangible assets, net	$	14,281

NOTE 5 – CONVERTIBLE NOTES

In July 2019, the Company issued two $50,000 convertible promissory notes bearing simple interest at a rate of 5% per annum. The outstanding principal amount of the Note is due and payable upon demand of the Holders on or after July 19, 2021. Noteholders may convert their Notes at any time at their election into shares of the Company's common stock at a conversion price equal to the quotient of $3,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the election date calculated on a fully diluted basis. For the year ended December 31, 2021, interest expense related to these notes was $5,514.

In January 2021, the Company issued convertible promissory notes of $20,000 bearing simple interest at a rate of 5% per annum. The outstanding principal amount of the Note is due and payable upon demand of the Holders on or after January 28, 2023. Noteholders may convert their Notes at any time at their election into shares of the Company's common stock at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the election date calculated on a fully diluted basis and subject to a 20% discount. For the year ended December 31, 2021, interest expense related to these notes was $979

In April 2021, the Company issued convertible promissory notes of $10,000 bearing simple interest at a rate of 5% per annum. The outstanding principal amount of the Note is due and payable upon demand of the Holders on or after April 9, 2023. Noteholders may convert their Notes at any time at their election into shares of the Company's common stock at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the election date calculated on a fully diluted basis and subject to a 20% discount. For the year ended December 31, 2021, interest expense related to these notes was $338.

As of December 31, 2021, the future maturity of convertible notes was as follows:

Current	$	100,000
2022		-
2023		30,000
Total	$	130,000

NOTE 6 – CONVERTIBLE SAFE NOTES

In August 2021, the Company issued $10,000 in convertible Simple Agreements for Future Equity (SAFE) unsecured notes. These notes automatically convert into shares of the Company's future equity financing of preferred stock, as defined by the note agreement, and subject to 20% discount on conversion.

In November 2021, the Company issued $205,408 in convertible Simple Agreements for Future Equity (SAFE) unsecured notes through a crowdfunding campaign. These notes automatically convert into shares of the Company's future equity financing of preferred stock, as defined by the note agreement, and subject to 20% discount on conversion.

NOTE 7 – STOCKHOLDERS' EQUITY

As of December 31, 2021, 5,426,537 shares of common stock were issued and outstanding.

Warrants

On January 10, 2018, the Company issued a warrant to purchase shares which grants the holder a 4% equity interest in the Company upon the occurrence of its first qualified equity financing. The first qualified equity financing is defined as a transaction or series of transactions in which the Company issues or sells capital stock with the purpose of raising money of at least $100,000.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not presently involved in any material litigation arising outside the ordinary course of business. However, the Company may become involved in routine litigation arising in the ordinary course of business, none of which the Company believes, individually or in the aggregate, taking into account existing reserves, will have a material impact on the Company's results of operations, cash flows, or financial position.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015, and it has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 31, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.